Exhibit 1

Impact on Chunghwa Telecom’s Financials after the adoption of IFRS

Taipei, Taiwan, R.O.C. April 29, 2012 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today announced a material information that the board of directors have approved the impact analysis of its consolidated financial statements due to the transition from accounting principles generally accepted in the Republic of China (“ROC GAAP”) to International Financial Reporting Standards (“IFRS”). As a company listed on the Taiwan Stock Exchange (the “TSE”), Chunghwa is required under ROC laws to prepare its financial statements in accordance with IFRS starting from fiscal year 2013. The TSE further requires the Company to disclose its analysis of certain line items that would have a material difference as a result of the change in accounting principles as of January 1, 2012 and as of March 31, 2012.

As of January 1, 2012, the major differences in Chunghwa’s consolidated financials due to the transition from ROC GAAP to IFRS include a decrease of NT$18,050,922 thousand in retained earnings, an increase of NT$20,621,248 thousand in paid-in capital, a decrease of NT$5,762,753 thousand in unrealized revaluation increment, a decrease of NT$3,200,558 thousand in shareholders’ equity (representing a decrease of 0.86%) and a decrease of NT$0.41 in shareholders’ equity per share.

The change in accounting principcles resulted in a material difference in the above line items due to the following reasons.

a.               Chunghwa chose to apply the optional exemption in IFRS 1. The management measured land at its revalued amount which was determined under ROC GAAP as deemed costs. On January 1, 2012, Chunghwa Telecom reclassified the unrealized revaluation increment (classified as shareholders’ equity) to retained earnings and the amount was NT$5,762,753 thousand. Total shareholders’ equity was not changed.

b.              Based on IAS 12 “Income Taxes”, the income tax adjustments as a result of the transition to IFRS as of January 1, 2012 resulted in an increase of retained earnings by NT$587,418 thousand.

c.               Chunghwa chose to recognize all cumulative actuarial gains and losses as retained earnings as of January 1, 2012 and should carry out actuarial valuation on defined benefit obligation based on IAS 19 “Employee Benefits”. As a result, retained earnings were decreased by NT$1,512,034 thousand as of January 1, 2012.

In addition, the pension obligations of employees upon privatization in 2005 were calculated based on the actuarial report under IAS 19. The Impact, which amounted to

$20,648,078 thousand, shall be retroactively deducted from the retained earnings and transferred to additional paid-in capital- privatization, while the total shareholder’s equity remained unchanged.

d.              The service income from providing fixed line connection service was entirely recorded by Chunghwa prior to its privatization. The Company retrospectively deferred the recognition of the service income based on the time the service was performed, therefore resulting a decrease of NT$1,925,816 thousand in retained earnings.

e.               For the construction contracts, Chunghwa did not recognize the income or loss based on the percentage-of-completion method of IFRS, it reversed the recognized revenue in prior years by decreasing retained earnings of NT$347,525 thousand.

In addition to the major difference as of January 1, 2012, the adoption of IFRS to the consolidated financial statements for the three months ended March 31, 2012 increased Chunghwa’s consolidated net income by NT$106,963 thousand, which was mainly due to the increase in revenue from providing fixed line connection in the amount of NT$186,543 thousand, a decrease in recognized gain in construction contract of NT$55,325 thousand, and an increase in income tax expense of NT$31,933 thousand. Please refer to Chunghwa’s consolidated financial statements for the three months ended March 31, 2012 for details.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. The Company provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Contact:                     Fu-fu Shen

Phone:                        +886 2 2344 5488

Email:                          chtir@cht.com.tw